Exhibit 99.1

 China Rapid Finance Reports 2019 Unaudited Financial Results for the Six and Nine Months Ended June 30 and September 30, 2019

-- Exited the legacy marketplace lending platform required by the regulators--

-- Significant decrease in expenses resulting in meaningful increase in cash--

-- Company may reinstate share repurchase program --

SHANGHAI, December 16, 2019 (PR NEWSWIRE) – China Rapid Finance Limited (NYSE: XRF) (“XRF” or “the Company”), one of China’s leading Fintech companies, today reported its unaudited financial results for the six and nine months ended June 30, 2019 and September 30, 2019, respectively.

Dr. Zane Wang, Founder, Chairman and Chief Executive Officer of the Company, noted: “Our first half and nine-month results reflect both the regulatory changes impacting our industry, and the proactive approach we are taking to position ourselves as one of leading Fintech companies.  As required by the changing regulatory policy, we exited the legacy marketplace lending business in April and are transitioning to only facilitating lending capital from financial institutions, while we are engaged in rigid cost cutting program, these resulted in cash flow improvements for 9-month and 6-month results. In addressing potential delisting due to our currently low market capitalization, we obtained the NYSE approval for our restructuring plan, and we undertook a change in our ADS-to-share ratio to increase our share price, and now that we have become current in our financial reporting, we may choose to reinstate our previously disclosed share repurchase program.”

Steven Foo, Chief Financial Officer of the Company, noted: “During this period, we remain committed to tightly control our operating expenses. The cost-cutting efforts we initiated in the first nine months are bearing fruit, as shown in our lower operating expense in the period, which resulted in cash flow improvements during the period.   As we are transitioning to the new business model, we have also engaged in discussions regarding various forms and mechanisms for raising capital.”

Highlights for the First Half and First Nine Months of 2019

The Company noted the following operating highlights:

•

In April 2019, we ceased issuing loans on our legacy marketplace lending platform, stopped providing any incentives to our investors, and have allowed borrowers to gradually pay off their loans, which resulted in in a substantial decrease in our net revenue compared to the same periods in 2018.

•	Streamlined operations and lowered operating expenses through continued cost cutting: The Company reduced its operating expense by $31.7 million in the first half 2019 over the same period in 2018, and reduced by $54.6 million in the nine months 2019 over the same period in 2018, which resulted from transitioning out of being a legacy marketplace lending platform, and improved efficiency.

•

Continuing to service the outstanding loans.  The Company provides collection services to help investors obtain repayment on outstanding loans.  A warrant for 66 million class A ordinary shares was issued on behalf of our legacy marketplace lending investors, when a set of target milestones are achieved, partners, shareholders, and participating investors will all share in the value created by the achievement of the clearly defined EBITA goals.

•

The Company continues to work with financial lending institutions, data partners, and channel partners, providing decision technology, customer acquisition service, and portfolio management, to create value for shareholders.

•	The default rate[1] of consumption loans, and lifestyle loans as of June 30, 2019 were 4.31% and 20.28%, respectively, and were 4.35% and 20.92%, respectively as of September 30, 2019.

•

Cash position: By facilitating financial institutional lending capital to the borrowers we acquired, our cash and cash equivalents balance as of June 30 and September 30, 2019, were $12.5 million and $15.5 million, respectively, indicating an increase of 24% from Q2 to Q3 in 2019.  The increase in our cash was the result of serving institutional lenders, cost cutting efforts, stop paying investor incentives, and significantly improved operating efficiency.

1

The default rate for consumption loans is defined as total unpaid loan principal (net of recovery) that remains delinquent for more than 90 days as a percentage of total principal amount facilitated for borrowers of consumption loans that were issued since January 1, 2011 through April 15, 2019.   The default rate for lifestyle loan is defined as total unpaid loan principal (net of recovery) that remains delinquent for more than 180 days as a percentage of total principal amount facilitated for borrowers of lifestyle loans that were issued since January 1, 2011 through April 15, 2019.

First Half of 2019 Financial Highlights

Please note that all figures refer to the first six months of 2019, unless stated otherwise.

Revenue

•

Transaction and service fees (net of customer acquisition incentives) decreased 43% to $22.2 million. This was primarily driven by the regulatory change that required the Company to stop matching loans in April 2019, exit the marketplace lending business, and only facilitate lending capital from financial institutions for our borrowers.

• Other revenue was $1.4 million, compared with $0.7 million in the same period in 2018.   This is mainly attributable to our e-commerce platforms through continuous services and products innovation.

• Net revenue was $19.3 million, down 37% compared to net revenue in the same period in 2018, mainly due to the regulatory environment change and our exiting the marketplace lending platform business in April 2019.

Operating Expenses

The Company reduced operating expense by $31.7 million to $39.7 million as compared to the same period in 2018.

•Servicing expenses were $3.0 million, down 50% from $6.0 million in the same period in 2018, mainly due to the fact that we exited the marketplace lending platform and therefore reduced expenditures associated with the legacy business.

•Sales and marketing expenses were $11.4 million, down 44% from $20.3 million in the same period in 2018, primarily due to the decrease in customer acquisition expenses and reduced HR cost.

•General and administrative expenses were $22.0 million, down 40% from $36.4 million in the same period in 2018.  The decrease was primarily due to the cost cutting efforts across the board and our continued efforts on improving operating efficiency.

•Product development expenses were $3.4 million, down 60% from $8.4 million in the same period in 2018.  The decrease was primarily due to reduced investment in technology development activities.

Net Loss

•

Net Loss was $20.6 million, down from $40.8 million in the same period in 2018.  The dramatic decrease in the loss was mainly due to elimination of customer incentives, reduction in branch operating costs, reduced sales and marketing costs, and streamlined business processes, with significantly improved operating efficiency.

•	EPS was ($-0.31) per share, as compared to ($-0.62) per share in the same period in 2018.

 Balance Sheet and Cash Flow

As of June 30, 2019, the Company had cash and cash equivalents of $12.5 million, Shareholders’ equity was US$-20.7 million.

Net cash used in operating activities was $17.3 million, compared to net cash used in operating activities of $35.3 million in the same period in 2018.

First Nine months of 2019 Financial Highlights

Please note that all figures refer to the first nine months of 2019, unless stated otherwise.

Revenue

~~•~~

Transaction and service fees ( net of customer acquisition incentives ) decreased 40% to $30.7 million

This was primarily driven by the regulatory environment change such that the Company stopped matching loans in April 2019, and exited the marketplace lending business.

Other revenue was $1.8 million, compared with $6.1 million in the same period in 2018. The decrease is mainly attributable to the decline in the volume of credit loans facilitated through the Company’s e-commerce platforms.

•

Net revenue was $23.5 million, down 51% compared to corresponding period in 2018, mainly due to the regulatory environment change and our exiting the marketplace lending platform business in April 2019.

Operating Expenses

The Company reduced operating expense by $54.6 million to $46.1 million as compared to the same period in 2018, indicating company’s continuous efforts on improving operating efficiency and positioning for business transition.

•

Servicing expenses were $3.6 million, down 56% from $8.2 million in the same period in 2018, mainly due to the fact that we exited the marketplace lending platform and reduced expenditure associated with legacy business.

•

Sales and marketing expenses were $11.7 million, down 59% from $28.3 million in the same period in 2018, primarily due to the decrease in customer acquisition expenses and reduced salary paid to the employees.

•

General and administrative expenses were $26.4 million, down 48% from $51.2 million in the same period in 2018.  The decrease was primarily due to the cost cutting efforts across the board, in order to better position the company for business transition.

•

Product development expenses were $4.3 million, down 67% from $13.0 million in the same period in 2018.  The decrease was primarily due to significantly reduced investment in prior accomplished technology development.

Net Loss

•

Net Loss was $22.8 million, down from $51.8 million in the same period in 2018.  The dramatic decrease in the net loss was mainly due to elimination of customer incentives, reduction in branch operation costs, reduced sales and marketing costs, and streamlined business processes, with significantly improved operating efficiency.

•	EPS was ($-0.34) per share, as compared to ($-0.79) per share in the same time period in 2018.

Balance Sheet and Cash Flow

As of September 30, 2019, the Company had cash and cash equivalents of $15.5 million a 24% increase compared with that of second quarter in 2019, indicating the cost cutting efforts continued to bear fruit. The shareholders’ equity was US$-20.3 million.

Net cash used in operating activities in the nine months was $19.8 million, , which compares to $50.4 million in the same time period in 2018.

The Company regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances and accessible credit to meet its liquidity requirements in the short and long term.

Conference Call:

The Company will hold a conference call on December 16, 2019 at 8:00 a.m. U.S. Eastern Time (December 16, 2019 at 9:00 p.m. China Standard Time) to discuss its financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free: 1-888-346-8982

International: 1-412-902-4272

Singapore Toll Free:           800-120-6157

Hong Kong Local Toll: 852-301-84992

Mainland China Toll Free:  400-120-1203

A replay will be accessible through December 20, 2019 by dialing the following numbers:

United States: 1-877-344-7529

International: 1-412-317-0088

Replay Access Code: 10137522

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://ir.crfchina.com.

About China Rapid Finance

China Rapid Finance (NYSE: XRF) is a leading fintech company that offers award-winning decisioning technology and marketing services that addresses China's growing consumer credit market. The Company utilizes its proprietary technology and 18 years of experience to provide its services. The Company is establishing partnerships and is currently developing strategic alternatives and new businesses in financial technology, marketing services and portfolio management. For more information, please visit http://ir.crfchina.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to regain compliance with NYSE continued listing standards, unexpected difficulties in the Company’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, the Company’s products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where the Company provides products and services. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

The Investor Relations Department

IR@crfchina.com

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Six Months Ended		For the Nine Months Ended
	June 30, 2018	June 30, 2019	September 30, 2018	September 30, 2019
Revenue:
Transaction and service fees (net of customer acquisition incentive)	39,057	22,236	51,329	30,685
Other revenue	695	1,400	6,060	1,819
	39,752	23,636	57,389	32,504
Net interest income/(expense)	(107)	2,050	(177)	1,706
(Provision)/Reversal for loan losses	0	(1,483)	0	(2,398)
Discretionary Payments	(9,052)	(4,881)	(9,052)	(8,306)
Business and related taxes and surcharges	0	(51)	0	(50)
Net revenue	30,593	19,271	48,160	23,456
Operating expense:
Servicing expenses	(6,049)	(2,974)	(8,239)	(3,630)
Sales and marketing expenses	(20,506)	(11,381)	(28,273)	(11,724)
General and administrative expenses	(36,380)	(21,953)	(51,242)	(26,388)
Product development expenses	(8,427)	(3,401)	(12,982)	(4,335)
Total operating expenses	(71,362)	(39,709)	(100,736)	(46,077)
Other income (expense):
Other income (expense), net	407	(43)	1,223	(82)
Loss before income tax expense	(40,362)	(20,481)	(51,353)	(22,703)
Income tax expense	(379)	(96)	(415)	(137)
Net loss	(40,741)	(20,577)	(51,768)	(22,840)
Net loss attributable to ordinary shareholders	(40,741)	(20,577)	(51,768)	(22,840)
Net loss	(40,741)	(20,577)	(51,768)	(22,840)
Foreign currency translation adjustment, net of nil tax	249	(1,203)	(54)	1,244
Comprehensive loss	(40,492)	(21,780)	(51,822)	(21,596)
Weighted average number of ordinary shares used in computing net loss per share
Basic	65,244,600	66,164,360	65,281,771	66,261,608
Diluted	65,199,459	65,199,459	65,199,459	65,199,459
Loss per share attributable to ordinary shareholders
Basic	(0.62)	(0.31)	(0.79)	(0.34)
Diluted	(0.62)	(0.31)	(0.79)	(0.34)

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ in thousands, except share data and per share data, or otherwise noted)

	As of
	June 30, 2018	June 30, 2019	September 30, 2018	September 30, 2019
Assets
Cash and cash equivalents	58,809	12,477	39,217	15,458
Restricted cash	2,708	57,574	2,501	28,533
Short-term investment			797
Loans receivable, net of allowance for loan losses US$99 thousand and US$554 thousand as of December 31, 2017 and 2018, respectively	1,917	8,678	10,816	789
Contract assets, net		283		25
Safeguard Program asset	13,841	0	10,959	0
Receivables, prepayments and other assets	20,978	28,331	21,738	23,591
Property equipment and software, net	5,551	4,175	5,077	3,529
Total assets	103,804	111,518	91,105	71,925
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/ EQUITY
Liabilities:
Safeguard Program payable	14,057	0	11,099	0
Accrued liabilities	54,464	129,327	58,759	88,422
Income tax payable	1,981	1,832	1,906	2,770
Deferred revenue	8,220	1,046	4,673	1,012
Total liabilities	78,722	132,205	76,437	92,204
Commitments and contingencies (Note 15)
Shareholders’ (deficit)/equity
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 64,702,673 and 65,759,210 shares issued and outstanding as of December 31, 2017 and 2018, respectively	6	6	6	6
Additional paid-in capital	282,833	284,064	283,749	284,288
Accumulated other comprehensive income	(494)	(1,002)	(797)	1,445
Accumulated deficit	(257,263)	(303,755)	(268,290)	(306,018)
Total shareholders’ (deficit)/equity	25,082	(20,687)	14,668	(20,279)
Total liabilities and shareholders’ (deficit)/equity	103,804	111,518	91,105	71,925

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW DATA

(US$ in thousands, except share data and per share data, or otherwise noted)

	June 30, 2019	September 30, 2019
	US$	US$
Net cash used in operating activities	(17,278)	(19,812)
Net cash used in investing activities	19,803	(4,311)
Net cash provided by financing activities	-	-
Effect of exchange rate changes on cash, cash equivalent and restricted cash	(1,335)	(747)
Net increase/(decrease) in cash, cash equivalent and restricted cash	1,190	(24,870)
Cash, cash equivalent and restricted cash at beginning of period	68,861	68,861
Cash, cash equivalent and restricted cash at end of period	70,051	43,991